

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2006

Via U.S. Mail

Mr. Liu Dongping
Chief Financial Officer
Telestone Technologies Corporation
Floor 6, Saiou Plaza
No. 5 Haiying Road
Fengtai Technology Park
Beijing, People's Republic of China 100070

> RE: **Telestone Technologies Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2005**

Dear Mr. Dongping:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 7. Financial Statements

1. Organization and Principal Activities, page F-7

1. We note that a declaration of trust was signed between Mr. Han Daqing, Mr. Lou Zhendbin, and Beijing Telestone on June 15, 2005. In this regard, tell us in more detail how BTWTC is held by Mr. Daqing and Zhendbin on behalf of Beijing Telestone and how Beijing Telestone is the beneficial owner. In addition tell us how accounted for the $1.2 million contributed by Mr. Daqing and Mr. Zhendbin in your consolidated financial statements.

2. Reorganization, page F-8

2. We note that SMI paid $3,169,000 to all the owners of Beijing Telestone in exchange for their respective interests. We also note that you accounted for the merger as a combination of entities under common control. Provide us with more details of the transactions and the journal entries recorded. Tell us how you calculated the $4,150,000 recorded as a dividend. Also tell us how you determined the negative goodwill.

3. Addressing the factors below, tell us in detail how you concluded that it was appropriate for you to recognize revenues upon the completion date of contracts. In addition supplementally provide us with an aging of your accounts receivable at December 31, 2005 by major customer.
   - We note on page 3 the disclosure stating that the account receivable cycle with China Unicom is long which ultimately caused your management to shift sales from China Unicom to China Mobile and ChinaTelecom.
   - Sales to China Unicom have amounted to $14,785,000, $14,230,000, and $8,791,000 for the years ended December 31, 2003, 2004, and 2005 respectively.
   - We note your 2005 year end receivable balance was $22.5 million.
   - We note that your December 31, 2005 receivable turnover was 488, compared to 363 days for December 31, 2003.

14. Related Party Transactions, page F-20

4. Please provide us with more details of the liability and receivable recorded related to the Beijing Telestone business combination. Tell us the nature of the related party receivable from the Ex-stockholders of SMI and how you have determined the amount is recoverable. In addition tell us why you have recorded a liability.

15. Commitments and contingencies, page F-22

5. We also note that you state that you have made a full tax provision in accordance
    with the relevant laws and regulations of the PRC but your revenue recognition
    policy is not in strict compliance with relevant laws and regulations. Please clarify.
    In addition we note that Beijing Telestone was designated a "WOFIE" status in
    March of 2004 and that you have recorded a full tax provision in the financial
    statements. Tell us why you may be subject to penalties for deferred reporting of tax
    obligations.

Item 8A. Controls and Procedures, page 29

6. We note your disclosure that "[t]here have been no significant changes in our internal
    controls or in other factors that could significantly affect internal controls subsequent
    to this evaluation." Item 308(c) of Regulation S-K requires the disclosure of any
    change in your internal control over financial reporting identified in connection with
    an evaluation thereof that occurred during your last fiscal quarter (or your fourth
    fiscal quarter in the case of an annual report) that has materially affected, or is
    reasonably likely to materially affect, your internal control over financial reporting.
    Please confirm for us that there was no change in your internal control over financial
    reporting that occurred during your fourth fiscal quarter in 2004 that has materially
    affected, or is reasonably likely to materially affect, your internal control over
    financial reporting, and provide the disclosure required by Item 308(c) of Regulation
    S-K in future filings.

                              *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your response on EDGAR. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director